                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 1998

                                                         Or

[ ]      Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  THE EATON CORPORATION INVESTMENT PLAN FOR HOURLY EMPLOYEES OF THE HYDRAULICS DIVISION HUTCHINSON PLANT

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

Exhibit

The following exhibit is filed herewith:

        Exhibit No.

          (23)    Consent of Independent Auditors      11

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                           (Name of Plan)
                                                     THE EATON CORPORATION
                                                     INVESTMENT PLAN FOR HOURLY
                                                     EMPLOYEES OF THE HYDRAULICS
                                                     DIVISION HUTCHINSON PLANT

Date: June 28, 1999                       By:  Eaton Corporation Pension
                                               Administration Committee

                                                By:  /s/ S. J. Cook
                                                   -----------------------
                                                          (Signature)
                                                  S. J. Cook
                                                  Vice President-Human Resources
                                                  Eaton Corporation

                                       AUDITED FINANCIAL STATEMENTS AND
                                       SUPPLEMENTAL SCHEDULES

                                       EATON CORPORATION
                                       INVESTMENT PLAN FOR HOURLY
                                       EMPLOYEES OF THE HYDRAULICS
                                       DIVISION-HUTCHINSON PLANT


                                       PLAN NUMBER:  089


                                       DECEMBER 31, 1998 AND 1997

                                       PLAN SPONSOR
                                       Eaton Corporation
                                       Eaton Center
                                       Cleveland, Ohio  44114

                                       Employer Identification Number 34-0196300

                                       PLAN ADMINISTRATOR
                                       Eaton Corporation
                                       Corporate Compensation and
                                          Organization Committee
                                       Eaton Center
                                       Cleveland, Ohio  44114
                                       (216) 523-5000

                         REPORT OF INDEPENDENT AUDITORS

Corporate Compensation and Organization Committee of Eaton Corporation Eaton Corporation Investment Plan for Hourly Employees of the
   Hydraulics Division--Hutchinson Plant

We have audited the accompanying statements of net assets available for benefits of the Eaton Corporation Investment Plan for Hourly Employees of the Hydraulics Division--Hutchinson Plant as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 11, 1999

             Eaton Corporation Investment Plan for Hourly Employees
                  of the Hydraulics Division--Hutchinson Plant

                 Statement of Net Assets Available for Benefits,
                              with Fund Information

                                December 31, 1998


                                                 Victory     Victory     Victory                    Eaton
                                   Victory        Stock      Special  International    Prism       Common
                                   Balanced       Index       Value      Growth        Magic       Shares       Loan
                                     Fund         Fund        Fund        Fund          Fund        Fund        Fund         Total
                                   -------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares                                                                 $ 917,954            $    917,954
   Mutual funds                    $  405,558  $  1,068,994  $ 346,074   $ 154,991                                         1,975,617
   Common/collective trusts                                                          $ 4,544,904                           4,544,904
   Participant loans receivable                                                                               $323,529       323,529
   Other investments                                                                                   2,004                   2,004
                                   -------------------------------------------------------------------------------------------------
Total investments                     405,558     1,068,994    346,074     154,991     4,544,904     919,958   323,529     7,764,008

Receivables:
   Contributions receivable             1,121         2,195      1,116         546         8,450       2,434                  15,862
   Interest receivable                                                                                    33                      33
                                   -------------------------------------------------------------------------------------------------
Total assets                          406,679     1,071,189    347,190     155,537     4,553,354     922,425   323,529     7,779,903
                                   -------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS  $  406,679  $  1,071,189  $ 347,190   $ 155,537   $ 4,553,354   $ 922,425  $323,529  $  7,779,903
                                   =================================================================================================

See notes to financial statements.

             EATON CORPORATION INVESTMENT PLAN FOR HOURLY EMPLOYEES
                  OF THE HYDRAULICS DIVISION--HUTCHINSON PLANT

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION

                                DECEMBER 31, 1997


                                                Victory    Victory       Victory                  Eaton
                                   Victory       Stock     Special    International  Prism       Common
                                   Balanced      Index      Value        Growth      Magic       Shares       Loan
                                     Fund        Fund        Fund         Fund        Fund        Fund        Fund        Total
                                   -------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares                                                               $ 943,730               $   943,730
   Mutual funds                     $ 315,252  $  658,364  $  351,692    $ 107,996                                         1,433,304
   Common/collective trusts                                                         $ 4,320,551                            4,320,551
   Participant loans receivable                                                                             $  297,474       297,474
   Other investments                                                                                 8,465                     8,465
                                   -------------------------------------------------------------------------------------------------
Total investments                     315,252     658,364     351,692      107,996    4,320,551    952,195     297,474     7,003,524

Receivables:
   Interest receivable                                                                                  40                        40
                                   -------------------------------------------------------------------------------------------------
Total assets                          315,252     658,364     351,692      107,996    4,320,551    952,235     297,474     7,003,564

LIABILITIES
Accrued purchase of investments                                                                      5,914                     5,914
                                   -------------------------------------------------------------------------------------------------
Total liabilities                                                                                    5,914                     5,914
                                   -------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS   $ 315,252  $  658,364  $  351,692    $ 107,996  $ 4,320,551  $ 946,321  $  297,474   $ 6,997,650
                                   =================================================================================================


See notes to financial statements.

             EATON CORPORATION INVESTMENT PLAN FOR HOURLY EMPLOYEES
                  OF THE HYDRAULICS DIVISION--HUTCHINSON PLANT

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1998


                                              Victory      Victory       Victory                   Eaton
                                  Victory      Stock       Special    International    Prism      Common
                                  Balanced     Index        Value         Growth       Magic      Shares        Loan
                                    Fund        Fund        Fund           Fund        Fund        Fund         Fund         Total
                                  --------------------------------------------------------------------------------------------------
ADDITIONS
Contributions--employee           $  75,871  $   128,775   $  77,962     $   29,346  $   445,963  $ 133,360               $  891,277
Interest income                                                                              122        879   $   26,469      27,470
Dividend income                      32,746      104,544      15,861          5,477                  20,400                  179,028
                                  -------------------------------------------------------------------------------------------------
Total additions                     108,617      233,319      93,823         34,823      446,085    154,639       26,469   1,097,775

DEDUCTIONS
Distributions to participants         7,569       15,553       2,475            621      418,142      9,254        3,528     457,142
Fees and expenses                                                                                     2,365                    2,365
                                  -------------------------------------------------------------------------------------------------
Total deductions                      7,569       15,553       2,475            621      418,142     11,619        3,528     459,507

Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments     27,167      100,291     (52,596)        15,123      256,685   (202,685)                 143,985
Net interfund transfers             (36,788)      94,768     (43,254)        (1,784)     (51,825)    35,769        3,114           0
                                  -------------------------------------------------------------------------------------------------
Net increase (decrease)              91,427      412,825      (4,502)        47,541      232,803    (23,896)      26,055     782,253
Net assets available for benefits
    at beginning of year            315,252      658,364     351,692        107,996    4,320,551    946,321      297,474   6,997,650
                                  -------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
   AT END OF YEAR                 $ 406,679  $ 1,071,189   $ 347,190     $  155,537  $ 4,553,354  $ 922,425   $  323,529  $7,779,903
                                  ==================================================================================================

See notes to financial statements.

             EATON CORPORATION INVESTMENT PLAN FOR HOURLY EMPLOYEES
                  OF THE HYDRAULICS DIVISION--HUTCHINSON PLANT

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


A.     SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value as measured by quoted prices in active markets except for the Prism Magic Fund where the investments are stated at fair value as determined by the trustee. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

The cost of shares sold for the mutual funds and the Eaton Common Shares Fund is based upon the average cost of each participant's shares sold.

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

B.     DESCRIPTION OF THE PLAN

The Eaton Corporation Investment Plan for Hourly Employees of the Hydraulics Division--Hutchinson Plant (the "Plan") generally provides that all hourly employees of the Hydraulics Division--Hutchinson Plant, to which the Corporate Compensation and Organization Committee of Eaton Corporation (the "Company" or the "Plan Sponsor") has extended eligibility (other than temporary employees and employees covered by a collective bargaining agreement that does not specify coverage under the Plan), will be eligible for membership in the Plan on the date at which the employee has attained age 18.

Eligible employees may make either before-tax or after-tax contributions from 1 to 15 percent of their base pay. All contributions to the Plan are non-forfeitable at all times as defined in the Plan document.

             EATON CORPORATION INVESTMENT PLAN FOR HOURLY EMPLOYEES
                  OF THE HYDRAULICS DIVISION--HUTCHINSON PLANT

                    NOTES TO FINANCIAL STATEMENTS--CONTINUED


B.     DESCRIPTION OF THE PLAN--CONTINUED

Contributions are allocated by the employee to the six investment funds:

                Fund                             Description                           Sponsor
-------------------------------------------------------------------------------------------------------------
Victory Balanced Fund                Common Stocks and Fixed Income       Victory Broker Dealer Services
                                        Securities
Victory Stock Index Fund             Standard & Poor's 500 Index          Victory Broker Dealer Services
Victory Special Value Fund           Small to Mid-Size Corporate Stock    Victory Broker Dealer Services
Victory International Growth Fund    International Stock                  Victory Broker Dealer Services
Prism Magic Fund                     Insurance Company Contracts          Key Bank
Eaton Common Shares Fund             Company Stock                        Eaton Corporation

Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings and administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their contributions plus actual earnings thereon. On termination of service a participant is eligible to receive a lump-sum amount equal to the value of his account.

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan transactions are treated as a transfer from (to) the investment fund and loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate determined daily by the Trustee. Principal and interest is paid ratably through monthly payroll deductions.

The Company elected to pay certain administrative costs during 1998 on behalf of the Plan.

             EATON CORPORATION INVESTMENT PLAN FOR HOURLY EMPLOYEES
                  OF THE HYDRAULICS DIVISION--HUTCHINSON PLANT

                    NOTES TO FINANCIAL STATEMENTS--CONTINUED


B.     DESCRIPTION OF THE PLAN--CONTINUED

The Company may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Human Resources Department upon request.

C.     INVESTMENTS

Key Trust Company of Ohio, N.A., trustee of the Plan, holds the Plan's investment assets and executes transactions.

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits are as follows:

                                                                     DECEMBER 31
                                                                1998             1997
                                                          ------------------------------------

Victory Balanced Fund                                        $     405,558    $     315,252
Victory Stock Index Fund                                         1,068,994          658,364
Victory Special Value Fund                                         346,074          351,692
Prism Magic Fund                                                 4,544,904        4,320,551
Eaton Corporation Common Shares                                    917,954          943,730

D.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 23, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

             EATON CORPORATION INVESTMENT PLAN FOR HOURLY EMPLOYEES
                  OF THE HYDRAULICS DIVISION--HUTCHINSON PLANT

                    NOTES TO FINANCIAL STATEMENTS--CONTINUED


E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the special funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

F.     YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated they will be year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have an impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

             EATON CORPORATION INVESTMENT PLAN FOR HOURLY EMPLOYEES
                  OF THE HYDRAULICS DIVISION--HUTCHINSON PLANT

                         EIN: 34-0196300 PLAN NUMBER 089

     FORM 5500, ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998


                                                                                                      Current
       Identity of Issue, Borrower or Similar Party      Description of Investment       Cost          Value
-------------------------------------------------------------------------------------------------------------------
*  Eaton Corporation Common Shares                             12,986 shares          $   892,911     $   917,954

*  KeyBank:
      Victory Balanced Fund                                    27,608  units              359,505         405,558
      Victory International Growth Fund                        10,923  units              143,579         154,991
      Victory Special Value Fund                               24,649  units              348,589         346,074
      Victory Stock Index Fund                                 50,329  units              890,146       1,068,994
      Prism Magic Fund                                        353,579  units            3,892,116       4,544,904
      Employee Benefits Money Market Fund*                      2,004  units                2,004           2,004

*  Participant loans receivable                             8.25-10%; variable
                                                                 maturities                               323,529
                                                                                    -------------------------------

                                                                                      $ 6,528,850     $ 7,764,008
                                                                                    ===============================


*  Indicates party-in-interest to the Plan.

             EATON CORPORATION INVESTMENT PLAN FOR HOURLY EMPLOYEES
                  OF THE HYDRAULICS DIVISION--HUTCHINSON PLANT

                         EIN: 34-0196300 PLAN NUMBER 089

           FORM 5500, ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1998


                                          Purchase         Selling          Cost of         Current
          Description of Asset             Price            Price            Asset           Value         Net Gain
-----------------------------------------------------------------------------------------------------------------------

   CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
*  Key Bank
      Prism Magic Fund                    $  547,039                       $  547,039       $  547,039
                                                            $  579,371        504,506          579,371      $ 74,865
      Employee Benefits Money Market
        Fund                                 272,825                          272,825          272,825
                                                               279,286        279,286          279,286

      Victory Stock Index Fund               419,769                          419,769          419,769
                                                               109,430         90,624          109,430        18,806

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1998.

* Indicates party-in-interest to the Plan.